                                                         OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of November 10, 2004.

Commission File Number ___________


                          WESTERN FOREST PRODUCTS INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  WESTERN FOREST PRODUCTS INC.
                                                --------------------------------
                                                          (Registrant)

Date November 10, 2004                       By          /s/ P.G. Hosier
                                                --------------------------------
                                                          (Signature)*
                                                        Philip G. Hosier
                                                       Corporate Secretary


---------
* Print the name and title under the signature of the signing officer.


                  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 1815 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                  FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

(WFP LOGO)                      WESTERN FOREST PRODUCTS INC.
                                435 Trunk Road
                                Duncan, British Columbia
                                Canada  V9L 2P9

                                Telephone:        (250) 748-3711
                                Facsimile:        (250) 748-6045



                                  NEWS RELEASE


                          WESTERN FOREST PRODUCTS INC.


FOR IMMEDIATE RELEASE

WESTERN FOREST PRODUCTS REPORTS EARNINGS OF $14.1 MILLION DURING THIRD QUARTER

November 10, 2004 - Duncan, British Columbia. Western Forest Products Inc. (the "Company") announced today the Company's results for the stub period July 28 to September 30, 2004.

Western Forest Products Inc. acquired the solid wood and NBSK pulp assets of Doman Industries Limited (the "Predecessor") when the latter company emerged from protection under the Companies' Creditors Arrangement Act (Canada) on July 27, 2004. The Company's common shares began trading on the Toronto Stock Exchange on August 3, 2004 under the symbol "WEF".

This News Release and accompanying consolidated financial statements, including footnotes, and Management Discussion and Analysis covers the period July 28, 2004 to September 30, 2004, but also includes comparisons to the Predecessor, intended to help shareholders and others understand the Company's business and the key factors underlying its financial results.


--------------------------------------------------------------------------------
                                   HIGHLIGHTS

o NET EARNINGS OF $14.1 MILLION OR $0.55 PER COMMON SHARE REFLECTING STRONG MARKETS FOR LUMBER DURING THE EARLY PART OF THE STUB PERIOD AND A FAVOURABLE NON-CASH FOREIGN EXCHANGE TRANSLATION GAIN ON OUR US DOLLAR DENOMINATED DEBT.

o LUMBER PRODUCTION AT OUR SIX SAWMILLS OF 131,000 MFBM AND LOGGING PRODUCTION OF 681,000 M3. PULP PRODUCTION AT THE SQUAMISH PULP MILL TOTALLED 46,450 ADMT, SLIGHTLY LOWER THAN EXPECTED DUE TO AN UNPLANNED SHUTDOWN OF 6 DAYS.

o REALIZED PRICES FOR LUMBER DURING THE PERIOD WERE CDN $634 PER MFBM COMPARED TO CDN $562 IN THE THIRD QUARTER OF 2003. PULP PRICES WERE ALSO HIGHER THAN THE COMPARABLE PERIOD IN 2003 WITH LIST PRICES FOR NBSK TO EUROPE DURING THE PERIOD OF US $620 PER ADMT COMPARED TO US $520 PER ADMT IN THE THIRD QUARTER OF 2003.

--------------------------------------------------------------------------------

EARNINGS

Net earnings for the period July 28 to September 30, 2004 were $14.1 million or $0.55 per share.

Operating earnings for the period totalled $12.3 million reflecting strong markets for lumber and favourable markets for pulp at the beginning of the period before weakening in September. Offsetting the favourable product pricing was a strengthening Canadian dollar, which averaged US $0.7413 in the second quarter of 2004 and climbed to an average of US $0.7560 for August and September, reducing operating earnings in this period by approximately $2 million dollars. Softwood lumber duties expensed in the approximate two month period to September 30, 2004 totalled $11.9 million (This brings the total duties paid by the Company and its Predecessor, for which the Company is eligible for any refund, to $94.2 million or US $65.8 million).

SOLID WOOD SEGMENT

Sales in the solid wood segment totalled $122.4 million in the period to September 30, 2004 generating EBITDA of $19.7 million. Sales comprised lumber $85.5 million - 135 mmfbm; logs $31.8 million -292 km(3); by-products - $5.1 million. Production from our six sawmills totalled 131 mmfbm and log production totalled 681 km(3).

PULP SEGMENT

Pulp sales totalled $35.8 million in the period to September 30, 2004 generating EBITDA of $0.5 million. Our Squamish pulpmill operated for 59 days and produced 46,450 admt of pulp. Results were negatively impacted by a weakening pulp market and a stronger Canadian dollar during the period. In addition, the mill was shut down for 6 days as a result of unplanned repairs required in the bleach plant.

CASH FLOWS, FINANCIAL POSITION AND LIQUIDITY

Cash flow in the period July 28 to September 30, 2004, before changes in non-cash working capital, was $9.0 million. Working capital increased by $11.3 million (as a result of higher receivables and a seasonal increase in log inventories prior to winter) so that funds used by operations totalled $2.3 million.

Additions to property, plant and equipment in the period were $7.2 million of which $3.3 million was for road construction in the logging sector. The remaining additions of $3.9 million included $0.3 million for maintenance capital and $3.6 million for high return discretionary projects and logging equipment.

Bank indebtedness increased by $4.2 million in the period, in part to finance the increase in working capital.

Interest expense for the period on the Company's US $ denominated long term debt and working capital facility totalled $8.6 million. Interest on the term debt is payable semi-annually on December 31 and June 30 of each year.

As a result of the Canadian dollar strengthening from US $0.7505 at July 27, 2004 to US $0.7926 at September 30, 2004 there was a non-cash translation gain of $14.8 million for the period on the translation of the US $ denominated long-term debt.

The Company's cash balance at September 30, 2004 was $11.4 million. In addition, $43.0 million was available under its revolving credit facility.

MARKETS & OUTLOOK

Lumber markets were strong going into the third quarter of 2004, but have weakened significantly since the beginning of September. Prices in the US as measured by SPF 2x4 peaked at US $470 per mfbm in August and averaged US $432 per mfbm in the third quarter of 2004, which was 37% higher than the same period of 2003, but had declined to US$373 per mfbm at the end of September. While U.S. housing start figures for September of 1,898,000 were slightly below the August figure of 2,020,000, the number of single family permits, considered to be a leading indicator, were higher in the month at a seasonally adjusted annual rate of 2,005,000. While demand for lumber therefore remains strong, higher production levels in the North American market has increased supply to the U.S. market resulting in a softening in prices.

NBSK pulp markets weakened in the third quarter with prices to Europe dropping from US $620 per admt in August to US $600 per admt in September. The market in both Europe and Asia has improved recently as a result of strong paper demand, the weaker US dollar and order backlogs with some price increases announced in early November.

CONCLUDING REMARKS

Reynold Hert, the Company's new President & CEO appointed September 24, 2004 commented: "While the results for this period are comparable with our industry competitors and reflect buoyant market conditions for lumber over the past few months, I see opportunities to extract more value by optimizing our timber through our operations and further cost reductions. Our immediate focus will be on improving safety, optimizing operations from the forest to the customer and maximizing cash flow to pay down our debt."


Note:

Cash flow is defined as cash flow from operations before changes in non-cash working capital as disclosed in the consolidated statements of cash flows.

EBITDA represents operating earnings (loss) before amortisation, asset write-downs and other income (expenses) as disclosed in the consolidated statement of operations. The Company discloses EBITDA, as it is a measure used by analysts to evaluate the Company's performance. As EBITDA is a non-GAAP measure, it may not be comparable to EBITDA calculated by others. In addition, as EBITDA is not a substitute for net earnings (loss), readers should consider net earnings in evaluating the Company's performance.


This press release contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates and other factors referenced herein including Management's Discussion and Analysis for the period ending September 30, 2004.


FOR FURTHER INFORMATION CONTACT:   REYNOLD HERT (250) 748-3711 OR PHILIP HOSIER
(604) 665-6231

                  Consolidated Financial Statements of



                  WESTERN  FOREST  PRODUCTS  INC.



                  For the period from July 28, 2004 to September 30, 2004

WESTERN FOREST PRODUCTS INC.
Consolidated Balance Sheets
(Unaudited)
(Expressed in thousands of dollars)


==============================================================================================================
                                                                            September 30,             July 28,
                                                                                     2004                 2004
--------------------------------------------------------------------------------------------------------------
                                                                                                       (note 1)
Assets

Current assets:
     Cash                                                                  $       11,416       $       16,640
     Accounts receivable                                                           93,813               78,325
     Inventory (note 3)                                                           189,532              188,065
     Prepaid expenses                                                               7,518                7,776
--------------------------------------------------------------------------------------------------------------
                                                                                  302,279              290,806

Investments                                                                         6,615                6,665

Property, plant and equipment (note 4)                                            421,075              419,395

Other assets                                                                        1,452                1,171
--------------------------------------------------------------------------------------------------------------

                                                                           $      731,421       $      718,037
==============================================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
     Bank indebtedness (note 5)                                            $       53,939       $       49,738
     Accounts payable and accrued liabilities                                      96,835               91,384
--------------------------------------------------------------------------------------------------------------
                                                                                  150,774              141,122

Long-term debt (note 6)                                                           265,399              279,825

Future income taxes (note 7)                                                       18,429               14,546

Other liabilities                                                                  27,594               27,369
--------------------------------------------------------------------------------------------------------------
                                                                                  462,196              462,862

Shareholders' equity:
     Share capital (note 8):
         Common shares                                                            255,175              255,175
     Retained earnings                                                             14,050                    -
--------------------------------------------------------------------------------------------------------------
                                                                                  269,225              255,175
--------------------------------------------------------------------------------------------------------------

                                                                           $      731,421       $      718,037
==============================================================================================================

Basis of presentation and reorganization proceedings (note 1)
Commitment and contingencies (note 9)


See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:


          "REYNOLD HERT"               Director
------------------------------------


          "JOHN MACINTYRE"             Director
------------------------------------

WESTERN FOREST PRODUCTS INC.
Consolidated Statements of Operations
(Unaudited)
(Expressed in thousands of dollars, except for share and per share amounts)


==============================================================================================================
                                       July 28, to      July 1 to      July 1 to   January 1 to   January 1 to
                                     September 30,       July 27,  September 30,       July 27,  September 30,
                                              2004           2004           2003           2004           2003
--------------------------------------------------------------------------------------------------------------
                                                     (predecessor) (predecessor)  (predecessor)  (predecessor)

Sales (note 2(f))                        $ 158,261      $  44,307      $ 159,945      $ 433,704      $ 464,317

Costs and expenses:
   Cost of goods sold                      112,840         35,496        136,558        303,021        392,844
   Anti-dumping and countervailing
    duties                                  11,886          1,856         10,398         23,991         26,753
   Freight expenses                         11,835          2,344         12,991         28,294         37,491
   Selling and administration                3,889          1,558          4,254         12,473         12,935
   Amortization of property,
    plant and equipment                      5,544          4,389          9,516         33,036         33,769
   Write-down of property, plant and
    equipment and operating
    restructuring costs                          -              -          4,907              -          6,907
--------------------------------------------------------------------------------------------------------------
                                           145,994         45,643        178,624        400,815        510,699
--------------------------------------------------------------------------------------------------------------

Operating earnings (loss)                   12,267         (1,336)       (18,679)        32,889        (46,382)

Interest expense:
   Cash interest paid or payable            (8,567)        (8,670)       (27,050)       (69,083)       (74,233)
   Foreign exchange gains
    (losses) on translation of
    long-term debt and
    amortization of deferred
    finance costs                           14,779            634         (2,037)       (26,494)       150,598
--------------------------------------------------------------------------------------------------------------
                                             6,212         (8,036)       (29,087)       (95,577)        76,365

Other income (expense)                        (123)        (4,563)           374         (4,900)         1,493
Financial restructuring costs                    -         (3,084)        (1,721)       (11,391)        (5,302)
--------------------------------------------------------------------------------------------------------------

Earnings (loss) before income
  taxes                                     18,356        (17,019)       (49,113)       (78,979)        26,174

Income taxes (note 7)                       (4,306)          (121)          (358)          (869)          (566)
--------------------------------------------------------------------------------------------------------------

Net earnings (loss) from
  continuing operations                     14,050        (17,140)       (49,471)       (79,848)        25,608

Net earnings (loss) from
  discontinued operations                        -         (1,649)        (5,699)       (12,426)       (14,895)
--------------------------------------------------------------------------------------------------------------

Net earnings (loss)                         14,050        (18,789)       (55,170)       (92,274)        10,713

Provision for dividends on
  preferred shares                               -           (350)        (1,211)        (2,753)        (3,562)
--------------------------------------------------------------------------------------------------------------

Net earnings (loss)
  attributable to common and
  non-voting shares                      $  14,050      $ (19,139)     $ (56,381)     $ (95,027)     $   7,151
==============================================================================================================

Earnings (loss) per share:
     Basic                               $    0.55      $   (0.45)     $   (1.33)     $   (2.24)     $    0.17
     Diluted                                  0.55          (0.45)         (1.33)         (2.24)          0.17

Weighted average number of
   common and non-voting shares
   outstanding (thousands of
   shares)                                  25,636         42,481         42,481         42,481         42,481
==============================================================================================================


See accompanying notes to consolidated financial statements.

WESTERN FOREST PRODUCTS INC.
Consolidated Statements of Retained Earnings (Deficit)
(Unaudited)
(Expressed in thousands of dollars)


==============================================================================================================
                             July 28, to         July 1 to        July 1 to      January 1 to     January 1 to
                           September 30,          July 27,    September 30,          July 27,    September 30,
                                    2004              2004             2003              2004             2003
--------------------------------------------------------------------------------------------------------------
                                             (predecessor)    (predecessor)     (predecessor)    (predecessor)

Retained earnings (deficit),
  beginning of period        $         -     $    (797,628)    $   (656,656)     $   (724,143)    $   (722,539)

Net earnings (loss)               14,050           (18,789)         (55,170)          (92,274)          10,713
--------------------------------------------------------------------------------------------------------------

Retained earnings (deficit),
   end of period             $    14,050     $    (816,417)    $   (711,826)     $   (816,417)    $   (711,826)
==============================================================================================================

See accompanying notes to consolidated financial statements.

WESTERN FOREST PRODUCTS INC.
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of dollars)


==========================================================================================================
                                 July 28, to      July 1 to       July 1 to   January 1 to    January 1 to
                               September 30,       July 27,    September 30,       July 27,  September 30,
                                        2004           2004            2003           2004            2003
----------------------------------------------------------------------------------------------------------
                                                (predecessor)  (predecessor)  (predecessor)   (predecessor)

Cash provided by (used in):

Operations:
   Net earnings (loss) from
    continuing operations          $  14,050      $ (17,140)     $ (49,471)     $ (79,848)     $  25,608
   Items not involving cash:
     Amortization of property,
      plant and equipment              5,544          4,389          9,516         33,036         33,769
     Future income taxes               3,883              -              -              -              -
     Amortization and
      write-down of deferred
      charges                            120            241          1,095          2,266          3,317
     Foreign currency
      translation gain               (14,898)          (875)           942         24,228       (153,915)
     Loss on property, plant
      and equipment disposals              -            877          4,554            450          3,432
     Other                               284            124            772         (3,462)         3,045
--------------------------------------------------------------------------------------------------------
                                       8,983        (12,384)       (32,592)       (23,330)       (84,744)
   Net change in non-cash
    working capital items            (11,250)        11,148         49,867         23,747         88,463
--------------------------------------------------------------------------------------------------------
   Continuing operations              (2,267)        (1,236)        17,275            417          3,719
   Discontinued operations                 -          1,400            898         (2,307)         5,500
--------------------------------------------------------------------------------------------------------
                                      (2,267)           164         18,173         (1,890)         9,219

Investments:
   Additions to property,
    plant and equipment               (3,930)        (1,415)          (375)        (3,506)        (2,665)
   Additions to capitalized
    roads                             (3,292)        (4,429)        (4,143)       (21,122)       (20,882)
   Disposals of property,
    plant and equipment                    -              7          2,561          1,062          4,229
   Other                                  50           (930)           (21)         1,224            437
--------------------------------------------------------------------------------------------------------
                                      (7,172)        (6,767)        (1,978)       (22,342)       (18,881)

Financing:
   Bank indebtedness                   4,201          5,350        (13,177)        19,311          6,895
   Long-term debt                        472              -              -              -              -
   Finance costs                        (458)             -              -              -              -
--------------------------------------------------------------------------------------------------------
                                       4,215          5,350        (13,177)        19,311          6,895
--------------------------------------------------------------------------------------------------------

Increase (decrease) in cash           (5,224)        (1,253)         3,018         (4,921)        (2,767)

Cash, beginning of period             16,640         17,893         16,814         21,561         22,599
--------------------------------------------------------------------------------------------------------

Cash, end of period                $  11,416      $  16,640      $  19,832      $  16,640      $  19,832
========================================================================================================

See accompanying notes to consolidated financial statements.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of dollars, except per share amounts)

For the period from July 28, 2004 to September 30, 2004

================================================================================


1.   BASIS OF PRESENTATION AND REORGANIZATION PROCEEDINGS:

     Western Forest Products Inc.'s ("Western" and together with its subsidiaries the "Company") business is the harvesting of timber and the manufacturing and sale of lumber and pulp for worldwide markets.

     On November 7, 2002, Doman Industries Limited ("Doman") and certain of its subsidiaries (collectively with Doman, the "Predecessor"), voluntarily filed for protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA") with the British Columbia Supreme Court (the "Court").

     On July 27, 2004, the Predecessor implemented a Plan of Arrangement and Reorganization (the "Plan") and emerged from protection under CCAA. Western was incorporated under the Canada Business Corporations Act (the "CBCA ") on April 27, 2004 under the name "4204247 Canada Inc." for the purpose of implementing the Plan. The Company changed its name to "Western Forest Products Inc." on June 21, 2004. On July 27, 2004, Western acquired the solid wood and pulp assets from the Predecessor. Until the Plan was implemented, Western did not carry on any business and had no material assets or liabilities. Western commenced active business on July 28, 2004.

     The purpose of the Plan was to (1) compromise the claims of the Predecessor's affected creditors so as to enable its solid wood and pulp businesses to be carried on under a new corporate structure, with relief from its debt servicing and repayment obligations; and (2) facilitate the repayment of Doman's secured senior notes through the distribution of certain warrants (exercisable for Western's secured bonds and Common shares) and the sale of certain private placement units consisting of Western's secured bonds and Common shares.

     The significant steps in the implementation of the Plan included:

     (a) the incorporation of two new corporations, Western and Western Pulp Limited ("WPL");

     (b) the segregation of the principal operating assets of the Predecessor into two separate operating groups: the solid wood assets, which were transferred to Western, and the pulp assets, which were transferred to WPL; WPL became a wholly-owned subsidiary of Western;

     (c) the unsecured indebtedness of the Predecessor were compromised and converted to approximately 75% of the Common shares of Western, subject to certain cash elections; in addition, the Predecessor's unsecured creditors were entitled to certain warrants (exercisable for the Company's secured bonds and Common shares);

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of dollars, except per share amounts)

For the period from July 28, 2004 to September 30, 2004

================================================================================


1.   BASIS OF PRESENTATION AND REORGANIZATION PROCEEDINGS (CONTINUED):

     (d) the indebtedness held by Doman's senior secured noteholders was refinanced in full through a combination of a distribution of Class A and B warrants to the Predecessor's unsecured creditors and a private placement to certain standby purchasers (the "Standby Purchasers"); for U.S.$210 million, the Company issued secured bonds with an aggregate principal face value of U.S.$221 million and approximately 25% of Western's Common shares to the Standby Purchasers and those unsecured creditors of the Predecessor who exercised the warrants; the proceeds of U.S.$210 million were used primarily to repay Doman's senior secured noteholders and to cover the Predecessors' CCAA exit cost, with the remaining amount released to the Company for working capital purposes.

     (e) Western entered into a working capital facility providing for revolving advances up to $100 million and reorganized certain intercorporate debt; and

     (f) Western issued three tranches of non-transferable Class C warrants to purchase up to 10% of the Common shares of Western on the terms set out in the Plan to existing shareholders of Doman; no other distributions were made or other compensation paid to Doman shareholders under the Plan.

     The Company's balance sheet as at July 28, 2004 has been prepared under the provisions of The Canadian Institute of Chartered Accountants ("CICA") Handbook Section ("HB") 1625, "Comprehensive Revaluation of Assets and Liabilities" ("fresh start accounting"). Under fresh start accounting, the Company was required to determine its enterprise value. The enterprise value of $535 million was determined by the Company's management based on various third party reports and offers received in conjunction with the Predecessor's reorganization proceedings.

     The Predecessor's financial information has been presented to provide additional information for the reader. In reviewing the Predecessor's financial information, readers are reminded that they do not reflect the effects of the financial reorganization or the application of its accounting described below. Certain amounts presented in the Predecessor's financial information have been reclassified to conform with the presentation adopted by the Company.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of dollars, except per share amounts)

For the period from July 28, 2004 to September 30, 2004

================================================================================


1.   BASIS OF PRESENTATION AND REORGANIZATION PROCEEDINGS (CONTINUED):

     The following table summarizes the impact of adjustments required to implement the Plan and to reflect the adoption of fresh start accounting:

     =========================================================================================================
                                                                         Adjustments
                                                              -------------------------------
                                             July 27, 2004                                       July 28, 2004
                                          Balance prior to                        Fresh Start    Balance after
                                       Plan Implementation         The Plan        Accounting             Plan
     ---------------------------------------------------------------------------------------------------------
                                               (unaudited)        (note 1(a))      (note 1(b))      (unaudited)
     Assets

     Current assets:
       Cash                                     $   16,640      $   279,750  (iii) $        -       $   16,640
                                                                   (279,750) (ii)
       Accounts receivable                          78,325                -                 -           78,325
       Inventory                                   198,159                -           (10,094)         188,065
       Prepaid expenses                              7,776                -                 -            7,776
     ---------------------------------------------------------------------------------------------------------
                                                   300,900                -           (10,094)         290,806

     Investments                                     9,838           (3,173) (ii)           -            6,665
     Property, plant and equipment                 452,402                -           (33,007)         419,395
     Other assets                                   17,266               75  (iii)    (16,170)           1,171
     ---------------------------------------------------------------------------------------------------------

                                                $  780,406      $    (3,098)       $  (59,271)      $  718,037
     =========================================================================================================

     Liabilities and Shareholders' Equity (Deficiency)

     Current liabilities:
       Bank indebtedness                        $   49,738      $         -        $        -       $   49,738
       Accounts payable and accrued
        liabilities                                 97,196           (5,812) (v)            -           91,384
       Accounts payable subject to compromise       21,694          (21,694) (i)            -                -
       Secured interest payable                     62,841          (62,841) (iv)           -                -
       Unsecured interest subject to
        compromise                                 140,080         (140,080) (i)            -                -
       Current portion of long-term debt
        subject to compromise                      683,573         (683,573) (i)            -                -
       Current portion of long-term debt           213,200         (213,200) (iv)           -                -
     ---------------------------------------------------------------------------------------------------------
                                                 1,268,322       (1,127,200)                -          141,122

     Long-term debt                                      -          279,825  (iii)          -          279,825
     Other liabilities                              21,483                -             5,886           27,369
     Future income taxes                                 -                -            14,546           14,546

     Shareholders' equity (deficiency):
       Old preferred shares                         64,076          (64,076) (iv)           -                -
       Old common and non-voting shares            242,942         (242,942) (iv)           -                -
       New common shares                                 -          255,175  (ii)           -          255,175
       Deficit                                    (816,417)         896,120  (iii)    (79,703)               -
     ---------------------------------------------------------------------------------------------------------
                                                  (509,399)         844,277           (79,703)         255,175
     ---------------------------------------------------------------------------------------------------------

                                                $  780,406      $    (3,098)       $  (59,271)      $  718,037
     =========================================================================================================

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of dollars, except per share amounts)

For the period from July 28, 2004 to September 30, 2004

================================================================================


1.   BASIS OF PRESENTATION AND REORGANIZATION PROCEEDINGS (CONTINUED):

     (a) Plan of Arrangement Adjustments:

         In exchange for Doman's U.S. $513 million of unsecured senior notes in default (the "Unsecured Notes") and the claims of other affected creditors, the beneficial holders of two series of Doman Unsecured Notes (the "Noteholders") and other creditors with affected claims (the "Affected Claims") (collectively with the Noteholders, the "Affected Creditors") received, on a pro rata basis, approximately 75% of the equity of the Company, consisting of newly issued common shares.

         (i) The following recorded liabilities of Doman, as at July 27, 2004, were liabilities subject to compromise.

              ================================================================================================
              Accrued interest payable on Unsecured Notes                                         $    140,080
              Long-term debt subject to compromise consisting of the Unsecured Notes                   683,573
              ------------------------------------------------------------------------------------------------

              Noteholders' liabilities subject to compromise                                           823,653
              ------------------------------------------------------------------------------------------------

              Accounts payable and accrued liabilities subject to compromise                            21,694
              Other long-term liabilities                                                                    -
              ------------------------------------------------------------------------------------------------

              Other affected creditors' liabilities subject to compromise                               21,694
              ------------------------------------------------------------------------------------------------

              Total                                                                               $    845,347
              ================================================================================================


         (ii) Under the Plan, the Company acquired all the assets and liabilities of Doman not subject to compromise, but excluding the Port Alice pulp mill assets, in exchange for 75% of the issued common shares of the Company and certain warrants of the Company. The remaining 25% of the issued common shares of the Company were issued to the new Senior Secured Bondholders as described below. The common share value of $255.2 million has been determined as the enterprise value of the Company using a going concern valuation approach, of $535 million less the $279.8 million value of the new Senior Secured Bonds ("Secured Bonds") issued to retire Doman's Senior Secured Notes ("Old Secured Notes"). The enterprise value has been determined by the Company's management based on various third party reports and offers received in conjunction with the reorganization proceedings.

         (iii)The Company issued Secured Bonds in the amount of US$221 million and 25% of the equity of the Company in exchange for cash of US$210 million. The Secured Bonds are recorded at the cash amount received of $279.8 million based on an exchange rate of 1.3325 at July 27, 2004. The difference between the cash paid and stated amount of the Secured Bonds represents a discount that will be accreted over the five year term of the Secured Bonds.

         (iv) The holders of the Old Secured Notes of Doman received a distribution of cash for 100% of their outstanding principle of US$160 million ($213.2 million) and unpaid interest of $62.8 million.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of dollars, except per share amounts)

For the period from July 28, 2004 to September 30, 2004

================================================================================


1.   BASIS OF PRESENTATION AND REORGANIZATION PROCEEDINGS (CONTINUED):

     (a) Plan of Arrangement Adjustments (continued):

         (v) The Predecessor paid outstanding advisory fees of $5.8 million including legal, accounting and investment fees from cash on hand immediately before the transfer of assets to the Company.

         (vi) The existing shareholders of Doman received three tranches of non-transferable class C warrants (note 8(c)) to acquire up to 10% of the shares of the Company. The warrants will expire if on or after July 27, 2005, the Company amalgamates or completes a similar business combination that results in the shareholders of the Company owning less than 80% of the issued and outstanding equity shares of the continuing entity. In preparing the opening balance sheet, no value has been allocated to these warrants due to their contingent nature.

     (b) Fresh start accounting adjustments:

         The Company has performed a comprehensive revaluation of its balance sheet under the provisions of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section ("HB") 1625, "Comprehensive Revaluation of Assets and Liabilities" ("Fresh Start Accounting"). Under Fresh Start Accounting, the Company is required to assess the fair value of its recorded and unrecorded assets and liabilities and prepare a "fresh start accounting" balance sheet upon emergence from the Plan.

         As required by CICA HB 1625, the enterprise value of $535 million has been allocated upon Fresh Start Accounting to the assets and liabilities of the Company in accordance with the guidance in CICA HB 1581 "Business Combinations":

         =====================================================================================================
         Current assets                                                                           $    290,806
         Investments                                                                                     6,665
         Property, plant and equipment                                                                 419,395
         Other assets                                                                                    1,171
         -----------------------------------------------------------------------------------------------------
                                                                                                       718,037

         Current liabilities                                                                           141,122
         Secured Bonds                                                                                 279,825
         Other long-term liabilities                                                                    27,369
         Future income taxes                                                                            14,546
         -----------------------------------------------------------------------------------------------------
                                                                                                       462,862
         -----------------------------------------------------------------------------------------------------

         Equity value                                                                             $    255,175
         =====================================================================================================


         For purposes of this unaudited interim consolidated balance sheet, the fair values ascribed to the assets and liabilities were based on estimates of amounts and are subject to change to the extent of further valuation reports and analysis.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of dollars, except per share amounts)

For the period from July 28, 2004 to September 30, 2004

================================================================================


1.   BASIS OF PRESENTATION AND REORGANIZATION PROCEEDINGS (CONTINUED):

     (b) Fresh start accounting adjustments (continued):

         The adjustments required to arrive at the values above are as follows:

         =====================================================================================================
         Inventory valuation                                                                     $     (10,094)
         Property, plant and equipment write-down                                                      (33,007)
         Deferred pension asset and other assets eliminated                                            (16,170)
         -----------------------------------------------------------------------------------------------------
                                                                                                       (59,271)

         Other long-term liabilities fair value adjustment                                              (5,886)
         Future income taxes                                                                           (14,546)
         -----------------------------------------------------------------------------------------------------

         Elimination of remaining deficit                                                        $     (79,703)
         =====================================================================================================


2.   SIGNIFICANT ACCOUNTING POLICIES:

     These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     The significant policies are summarized below.

     (a) Basis of consolidation:

         These consolidated financial statements include the accounts of Western Forest Products Inc. and all of its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

     (b) Inventory:

         Inventory, other than supplies which are valued at cost, are valued at the lower of average cost and net realizable value.

     (c) Property, plant and equipment:

         Property, plant and equipment are initially recorded at cost, including capitalized interest and start-up costs incurred for major projects during the period of construction. Amortization periods range from 5 to 20 years, except:

         (i) Logging roads: spur roads are expensed and all other roads are capitalized and amortized on a production basis over the estimated volume of timber;

         (ii)  Timberlands: are capitalized and amortized over 40 years; and

         (iii) Squamish Pulp Mill: amortization is on a unit of production basis over 25 years.

         The Company conducts reviews for the impairment of property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of dollars, except per share amounts)

For the period from July 28, 2004 to September 30, 2004

================================================================================


2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (d) Foreign currency translation:

         Transactions denominated in US dollars have been translated into Canadian dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities have been translated into Canadian dollars at the period-end exchange rates. All exchange gains and losses are included directly in earnings. Exchange gains and losses included in earnings that relate to long-term debt are considered to be an integral part of financing costs and, accordingly, are included in interest expense.

     (e) Reforestation obligation:

         Timber is harvested under various licences issued by the Province of British Columbia. The future estimated reforestation obligation is accrued on the basis of the volume of timber cut. The obligation is recognized at the fair value in the period in which the legal obligation was incurred, with the fair value of a liability determined with reference to the present value of estimated future cash flows.

         In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and revisions to fair value calculations are recognized in the statement of operations as they occur. The non-current and current portion of this obligation are included in other liabilities and accounts payable and accrued liabilities, respectively.

     (f) Revenue recognition:

         Sales are recognized at the time products are shipped to external customers. The CICA introduced a new recommendation for the application of GAAP, which provides guidance on alternate sources to consult with when an issue is not specifically addressed by Canadian GAAP. Prior to January 1, 2004, the Predecessor, along with other companies in the forest industry, presented sales net of countervailing and anti-dumping duties and freight costs. In accordance with the new GAAP standard, countervailing and anti-dumping duties and freight costs have been reclassified to costs and expenses. Prior period amounts for the Predecessor have been restated to reflect these reclassifications.

     (g) Income taxes:

         The Company uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on temporary differences (differences between the accounting bases and the tax bases of existing assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

     (h) Employee future benefits:

         The Company recognizes the cost of retirement benefits and certain other post-employment benefits over the periods in which the employees render services to the entity in return for the benefits and with respect to pensions, requires the use of a discount rate, that is set with reference to market interest rates on high-quality debt instruments, to measure the accrued pension benefit obligation.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of dollars, except per share amounts)

For the period from July 28, 2004 to September 30, 2004

================================================================================


3.   INVENTORY:

     =========================================================================================================
                                                                            September 30,             July 28,
                                                                                     2004                 2004
     ---------------------------------------------------------------------------------------------------------
     Raw materials                                                           $      5,368         $      4,515
     Logs                                                                          76,841               75,017
     Finished pulp                                                                  8,014               12,151
     Lumber                                                                        76,722               74,526
     Supplies and other                                                            22,587               21,856
     ---------------------------------------------------------------------------------------------------------

                                                                             $    189,532         $    188,065
     =========================================================================================================


4.   PROPERTY, PLANT AND EQUIPMENT:

     =========================================================================================================
                                                                              Accumulated
                                                                             amortization             Net book
     September 30, 2004                                          Cost     and write-downs                value
     ---------------------------------------------------------------------------------------------------------

     Land, buildings and equipment                      $     218,194           $   2,189         $    216,005
     Timberlands and logging roads                            208,425               3,355              205,070
     ---------------------------------------------------------------------------------------------------------

                                                        $     426,619           $   5,544         $    421,075
     =========================================================================================================

     The allocation of the asset values is preliminary. A detailed review is underway, and the allocation is subject to change.

     The final allocation will be completed by December 31, 2004. The annual financial statements will provide more detail of specific asset values, based on the final results of the review.


5.   BANK CREDIT FACILITY:

     On July 27, 2004, the Company established a three-year revolving credit facility, secured by receivables and inventory, which bears an interest rate of prime plus 0.75%. The size of this asset-backed facility is determined by the level of outstanding receivables and inventory, but cannot exceed $100,000,000.

     At September 30, 2004, of the $100,000,000 of the facility that was available to the Company, $53,939,000 had been drawn down and $3,080,000 was used to support standby letters of credit.


6.   LONG-TERM DEBT:

     =========================================================================================================
                                                                            September 30,             July 28,
                                                                                     2004                 2004
     ---------------------------------------------------------------------------------------------------------
     Secured Bonds (US $221,000,000), 15% due in 2009                        $    265,399         $    279,825
     =========================================================================================================

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of dollars, except per share amounts)

For the period from July 28, 2004 to September 30, 2004

================================================================================


6.   LONG-TERM DEBT (CONTINUED):

     On July 27, 2004, the Company issued US$221,000,000 of 15% Secured Bonds due 2009 for proceeds of US$210,000,000. Interest is payable semi-annually in arrears on December 31 and June 30 of each year commencing December 31, 2004. The Company has the right to defer payment of up to one-half of the interest payable on any interest payable date for up to five years but not beyond the maturity date of the Secured Bonds. The Secured Bonds are secured by a first priority charge over all of the fixed assets of the Company including timber tenures, sawmills and the value-added lumber remanufacturing plant. The security ranks subordinate to the security provided under the working capital facility (see note 5). The Secured Bonds are redeemable at the option of the Company at any time after July 27, 2005 at their principal amount plus (i) a premium (which decreases annually to their 2009 maturity date resulting in a redemption price of: 2005 - 107.50%; 2006 - 105.50%; 2007 - 103.50%; 2008 - 101.50%) and (ii) any
     accrued and unpaid interest. Subject to ensuring adequate liquidity, proceeds from asset sales, a softwood lumber duty settlement and capital market transactions are generally to be used to redeem Secured Bonds. The indenture governing the Secured Bonds contains certain restrictions regarding, among other things, the ability of the Company to incur additional indebtedness (with certain exceptions) and limitations on the payment of dividends and other restricted payments.


7.   INCOME TAXES:

     Income tax expense for the period from July 28, 2004 to September 30, 2004 differs from the amount that would be computed by applying the Company's combined Federal and Provincial statutory rate as follows:

     ======================================================================================================
                                                                                     2003
     ------------------------------------------------------------------------------------------------------

     Net income before taxes                                                 $     18,356
     =======================================================================================================


     Expected income tax expense                                             $      6,538            35.62%

     Tax effect of:
         Capital gains tax rate on unrealized foreign exchange gain                (2,655)          (14.46%)
         Large corporations tax                                                       423             2.30%
     -------------------------------------------------------------------------------------------------------

     Income tax expense (recovery) per financial statements                  $      4,306            23.46%
     =======================================================================================================

     Income tax expense (recovery) comprised of:
         Current income tax expense                                          $        423
         Future income tax expense                                                  3,883
     =======================================================================================================

     A subsidiary company has tax loss carry forwards of approximately $500,000,000 which are available to reduce taxable income in the future. A full valuation allowance has been provided.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of dollars, except per share amounts)

For the period from July 28, 2004 to September 30, 2004

================================================================================


8.   SHARE CAPITAL:

     (a) Authorized and issued share capital:

         Western's authorized capital consists of an unlimited number of Common shares (the "Common Shares") and an unlimited number of preferred shares issuable in series, of which, as of September 30, 2004, 25,635,931 Common Shares are issued and outstanding, and no preferred shares are issued and outstanding.

         All Common Shares rank equally as to voting rights, participation in a distribution of the assets of Western on a liquidation, dissolution or winding-up of Western and the entitlement to dividends.

     (b) Stock-based compensation plan:

         Western has an incentive stock option plan (the "Option Plan"), which permits the granting of options ("Options") to eligible participants to purchase up to a maximum of 2,500,000 Common Shares, which have been reserved for issuance under the Plan. The Option Plan provides that Western's Board of Directors may from time to time grant Options to acquire Common Shares to any participant who is an employee, officer or director of Western or its affiliates or a consultant to Western or its affiliates.

         The total number of Common Shares that may be reserved for issuance to any one participant pursuant to Options granted under the Option Plan may not exceed 5% of the issued and outstanding Common Shares of the Company outstanding (on a non-diluted basis) on the grant date of the Options. The maximum number of Common Shares that may be reserved for issuance under Options granted to insiders and their associates under the Option Plan may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at the grant date of the Options. The maximum number of Common Shares that may be issued to the Company's insiders and their associates pursuant to Options granted under the Option Plan within any one-year period may not exceed 10% of the Company's issued and outstanding Common Shares on a non-diluted basis at the end of such period and, in the case of any one insider and his associates, may not exceed 5% of the issued and outstanding Common Shares.

         Each Option is exercisable, subject to vesting terms as may be determined by the Board, into one Common Share, subject to adjustments, at a price of not less than the closing price of the Common Shares on the TSX on the day immediately preceding the grant date. Options granted under the Option Plan expire, generally, a maximum of ten years from the date of the grant.

         The following table summarizes the Options outstanding at September 30, 2004:


         ==========================================================================================================
                                                 Number of       Exercise price per           Weighted average
                                             Common Shares             Common Share             exercise price
         ----------------------------------------------------------------------------------------------------------

         Outstanding, July 28, 2004                      -                        -                          -
         Granted                                    49,590                  $ 12.10  (1)               $ 12.10
         Cancelled                                       -                        -                          -
         Exercised                                       -                        -                          -
         ----------------------------------------------------------------------------------------------------------

         Outstanding, September 30, 2004            49,590                  $ 12.10                    $ 12.10
         ==========================================================================================================


         (1) Granted at a 10% premium above trading price of the shares at grant date.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of dollars, except per share amounts)

For the period from July 28, 2004 to September 30, 2004

================================================================================

8.   SHARE CAPITAL (CONTINUED):

     (b) Stock-based compensation plan (continued):

         During the period ended September 30, 2004, 49,590 Options with a weighted average fair value of $3.12 per Common Share were granted and valued using the Black-Scholes option pricing model with the following weighted average assumptions:


         ==========================================================================================================
                                                                                                  Period ended
                                                                                                 June 30, 2004
         ----------------------------------------------------------------------------------------------------------

         Risk-free interest rate (%)                                                                        4%
         Expected volatility (%)                                                                           28%
         Expected life (in years)                                                                            5
         Expected dividends                                                                                 0%

         ==========================================================================================================


         The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option pricing models also require estimates, which are highly subjective, including expected volatility of the underlying stock. The Company bases estimates of volatility on historical stock prices. Changes in assumptions can materially affect estimates of fair values.

         The Company recorded compensation expense of $5,420 during the quarter based on the fair value of the options of $154,559 as determined under Black-Scholes using the above assumptions, and prorated for the vesting period of 20% per year over five years and the number of days in the reporting period.

     (c) Class C Warrants:

         The Company issued 569,373 Tranche 1 Class C Warrants, 854,146 Tranche 2 Class C Warrants and 1,423,743 Tranche 3 Class C Warrants (collectively, the "Class C Warrants") as of July 27, 2004. Each Class C Warrant entitles the holder to purchase one Common Share (subject to certain adjustments) at the following exercise price: $16.28 for Tranche 1 Class C Warrants, $26.03 for Tranche 2 Class C Warrants, and $33.83 for the Tranche 3 Class C Warrants.

         The Class C Warrants are non-transferable and have a five-year term, subject to early termination provisions. Western is entitled to give a 30-day notice of termination with respect to any tranche of Class C Warrants if, during a 20-day trading period ending prior to the fifth business day prior to the date of such notice, the Company's Common shares trade at weighted average price per share that is more than 125% of the exercise price of such tranche. In addition, the warrants will expire if, on or after July 27, 2005, the Company amalgamates or completes a similar business combination that results in the shareholders of the Company owning less than 80% of the issued and outstanding equity shares of the continuing entity. For accounting purposes, no value has been allocated to these warrants due to their contingent nature.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of dollars, except per share amounts)

For the period from July 28, 2004 to September 30, 2004

================================================================================

9.   COMMITMENT AND CONTINGENCIES:

     (a) Operating leases:

         Future minimum lease payments at September 30, 2004 under operating leases were as follows:


         ==========================================================================================================

         2004                                                                                      $     1,083
         2005                                                                                            3,171
         2006                                                                                            2,388
         2007                                                                                            1,475
         2008                                                                                              849
         Thereafter                                                                                        260
         ----------------------------------------------------------------------------------------------------------

                                                                                                   $     9,226
         ==========================================================================================================


     (b) Contingencies:

         (i)  Softwood lumber duties:

              On March 21, 2002 and further adjusted on April 25, 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and antidumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79% to be posted by cash deposits from the effective date of the Final Order (May 22, 2002 as discussed below). The USDOC's final determination in the antidumping investigation resulted in company specific duty rates ranging from 2.18% to 12.44% on the six companies investigated and an all other rate of 8.43% for all other companies including this Company and its Predecessor.

              On May 16, 2002, the U.S. International Trade Commission ("USITC") published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the U.S. industry. As a result, effective from the Final Order date of May 22, 2002, cash deposits are required for shipments at the rates determined by the USDOC. All prior bonds or cash deposits posted prior to May 22, 2002 were refunded.

              The Company has recorded countervailing and antidumping duties at 27.22% totalling $11,886,000 for the period from July 28, 2004 to September 30, 2004. Cumulative duties from May 22, 2002, when cash deposits were made necessary for shipments of Canadian lumber into the U.S., until September 30, 2004 total $94,236,000. Any further adjustments resulting from a change in the countervailing and antidumping duty rates will be made prospectively.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of dollars, except per share amounts)

For the period from July 28, 2004 to September 30, 2004

================================================================================


9.   COMMITMENT AND CONTINGENCIES (CONTINUED):

     (b) Contingencies (continued):

         (i)  Softwood lumber duties (continued):

              The Company and other Canadian forest product companies, the Federal government and Canadian Provincial governments ("Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final countervailing and antidumping determinations made by the USITC and USDOC. Canadian Interests continue to aggressively defend the Canadian industry in this U.S. trade dispute. Canadian Interests have appealed these decisions to NAFTA panels and the WTO. The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, NAFTA or WTO panels. Notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and antidumping duties will not be determined until each annual administrative review process is complete.

         (ii) Litigation and claims:

              In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either an adequate provision has been made or for which no material liability is expected.

        (iii) The Forest Revitalization Plan:

              In March 2003, the Government of B.C. ("Crown") as part of the Forestry Revitalization Plan ("FR Plan"), took back 20% of public land harvesting rights from all tenure holders who had combined holdings of more than 200,000 m(3). The FR Plan states that approximately half of this volume will be distributed to open opportunities for woodlots, community forests and First Nations and the other half will be available for public auction made available through B.C. Timber Sales. The take-back volume totalled 685,216 m(3) from tenures managed by the Company.

              Although the legal take-back occurred at the end of March 2003, the volume was loaned back to licence holders to allow negotiations as to which replaceable tenures the volume would come from. The first phase of negotiation, which began in November, 2003 has recently concluded and an agreement has been reached between the Company and the Crown. This agreement will form the basis for Ministerial Orders that the Company expects to receive at the end of the year that will formally take the volume from specific tenures and reduce our annual allowable cuts. These Orders may include a schedule that delays the take-back for some portions of the First Nations, woodlots and community forests volume but will specify all the volume allocated for public auction to be taken January 1, 2005. The Company put considerable effort into directing as much of the take-back volume to tenures not associated with forestry dependent communities.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of dollars, except per share amounts)

For the period from July 28, 2004 to September 30, 2004

================================================================================

9.   COMMITMENT AND CONTINGENCIES (CONTINUED):

     (b) Contingencies (continued):

         (iii)   The Forest Revitalization Plan (continued):

                 The next series of the negotiations are on-going and will finalize the areas within certain tenures that will be used to provide the take-back volume, the compensation payable to the Company for the return of the take-back volume, and related costs associated with improvement, infrastructure and planning associated with the take-back areas. Two funds for the entire industry totalling $275 million have been budgeted by the Crown
                 - $200 million to compensate forest companies for harvesting rights and $75 million to mitigate impacts on their displaced contractors as well as company and contractor employees.

                 The effect of the FR Plan on the Company's financial position and results of operations cannot be determined at this time. The Company will record the effects of the FR Plan at the time the amounts to be recorded are estimable.


10.  SEGMENTED INFORMATION:

     (a) Industry segments:

         The Company is an integrated Canadian forest products company operating in two industry segments. The Solid Wood Segment comprises the Company's timber harvesting, reforestation, sawmilling, value-added lumber remanufacturing and lumber marketing operations. The Pulp Segment comprises the Company's NBSK pulp manufacturing and sales operations.


         ==========================================================================================================
                                                                       July 28 to September 30, 2004
                                                          ---------------------------------------------------------
                                                             Solid wood              Pulp                Total
         ----------------------------------------------------------------------------------------------------------

         Sales:
              To external customers                        $    122,467      $     35,794         $    158,261
              To other segment (1)                                6,997                 -                6,997
         ----------------------------------------------------------------------------------------------------------

                                                           $    129,464      $     35,794         $    165,258
         ==========================================================================================================




         ==========================================================================================================
                                                                       July 28 to September 30, 2004
                                                          ---------------------------------------------------------
                                                             Solid wood              Pulp                Total
         ----------------------------------------------------------------------------------------------------------

         Segmented operating earnings (loss)                $    14,874      $       (219)        $     14,655
         General corporate expenses                                                                     (2,388)
         Cash interest                                                                                  (8,567)
         Foreign exchange gain/amortization of
           finance costs                                                                                14,779
         Other income (expense)                                                                           (123)
         Income tax expense                                                                             (4,306)
         ----------------------------------------------------------------------------------------------------------

         Net earnings                                                                             $     14,050
         ==========================================================================================================


WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of dollars, except per share amounts)

For the period from July 28, 2004 to September 30, 2004

================================================================================

10.  SEGMENTED INFORMATION (CONTINUED):

     (a) Industry segments (continued):

         ==========================================================================================================
                                                                       July 28 to September 30, 2004
                                                         ----------------------------------------------------------
                                                             Solid wood              Pulp                Total
         ----------------------------------------------------------------------------------------------------------

         Identifiable assets                                $   581,899      $    141,897         $    723,796
         Corporate assets, including investments                  7,608                17                7,625
         ----------------------------------------------------------------------------------------------------------

                                                            $   589,507      $    141,914         $    731,421
         ==========================================================================================================

         Amortization of property, plant and equipment      $     4,845      $        699         $      5,544
         ==========================================================================================================

         Capital expenditures                               $     6,902      $        320         $      7,222
         ==========================================================================================================

         (1)  Inter-segment sales are accounted for at prevailing market prices.

     (b) Geographic information:

         (i)  Sales:

              The Company's sales, based on the known origin of the customer, from July 28 to September 30, 2004 were as follows:

              =====================================================================================================

              Canada                                                                              $     45,280
              United States                                                                             56,221
              Asia                                                                                      44,527
              Europe                                                                                    11,320
              Other                                                                                        913
              -----------------------------------------------------------------------------------------------------

                                                                                                  $    158,261
              =====================================================================================================


         (ii) Property, plant and equipment:

              All of the Company's property, plant and equipment are located in British Columbia, Canada.


11.  PENSION PLANS:

     The Company's hourly paid employees are members of union pension plans established pursuant to collective bargaining agreements. The aggregate contributions made by the Company and charged to earnings amounted to $1,484,000 for the period from July 28, 2004 to September 30, 2004.

     The Company has defined benefit pension plans which cover substantially all salaried employees. The plans provide pensions based on length of service and final average annual earnings. The company also has health care plans covering certain hourly and retired salaried employees.

     On July 28, 2004, the Company implemented fresh start accounting and recorded on its books a liability of $17,978,000 representing the excess of actuarial liabilities over the market value of assets as calculated by the company's actuary. Included in this amount are the liabilities for the Supplementary pension plan ($6,681,000) and the hourly bridging and hourly non-pension post retirement plans ($10,097,000) which are unfunded arrangements.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of dollars, except per share amounts)

For the period from July 28, 2004 to September 30, 2004

================================================================================

11.  PENSION PLANS (CONTINUED):

     The Company's salaried pension and non-pension benefits expense was $749,000 for the period from July 28, 2004 to September 30, 2004.

     The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows:


     ==========================================================================================================

     Discount rate at July 27, 2004:
         Pension plans                                                                                   6.50%
         Non-pension plans                                                                               6.50%
     Expected return on plan assets                                                                      7.50%
     Rate of compensation increases                                                                      3.50%
     Health care cost trend rate                                         6.5% for 2004 grading to 4.2% in 2010

     ==========================================================================================================


12.  FINANCIAL INSTRUMENTS AND RELATED DISCLOSURES:

     (a) Fair value of financial instruments:

         The estimated fair values of the Company's financial instruments as at September 30, 2004 are as follows:


         =======================================================================================================
                                                                                     Carrying             Fair
                                                                                       amount            value
         -------------------------------------------------------------------------------------------------------

         Accounts receivable                                                    $      93,813     $     93,813
         Other investments                                                              6,615            6,615
         Bank indebtedness                                                             53,939           53,939
         Accounts payable and accrued liabilities                                      96,835           96,835
         Secured Bonds (note 6)                                                       265,399          299,901

         =======================================================================================================


         The fair value of the Company's accounts receivable, bank indebtedness, and accounts payable and accrued liabilities was estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The fair value of the Company's other investments, as a result of their nature, was also estimated to approximate their carrying values. The fair value of the Company's Secured Bonds was estimated based on market prices.

     (b) Concentration of credit risk:

         The Company has significant exposures to individual customers. However, all of the Company's sales are either made on a cash basis, without credit terms, or are insured with the Export Development Corporation.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis reports on and explains the financial condition and results of operations of Western Forest Products Inc. (the "Company", "us", "we", or "our") for the period commencing July 28, 2004 and ending September 30, 2004 to help security holders and other readers understand our Company and the key factors underlying our financial results. You should read this discussion and analysis in conjunction with our consolidated interim financial statements and related notes thereto, for the period commencing July 28, 2004 and ending September 30, 2004, which are filed on SEDAR at
<www.sedar.com> under our Company's name.

BACKGROUND

On July 27, 2004, Doman Industries Limited ("Doman") and certain of its subsidiaries (collectively with Doman, the "Predecessor") implemented a Plan of Arrangement and Reorganization (the "Plan") and emerged from protection under the Companies' Creditors Arrangement Act (Canada). We were incorporated under the Canada Business Corporations Act on April 27, 2004 under the name "4204247 Canada Inc." for the purposes of implementing the Plan. On June 21, 2004, we changed our name to "Western Forest Products Inc." On July 27, 2004, the Plan implementation date, we acquired the solid wood and pulp assets of the Predecessor. Until the Plan was implemented, we did not carry on business and had no material assets or liabilities. We commenced business after the implementation of the Plan on July 27, 2004.

The purpose of the Plan was to (1) compromise the claims of our Predecessor's affected creditors so as to enable the Predecessor's solid wood and pulp businesses to be carried on under a new corporate structure, with relief from the debt servicing and repayment obligations that it was subject to at that time; and (2) facilitate the refinancing of Doman's senior secured notes through the distribution of certain warrants (exercisable for the Company's secured bonds and Common shares) and the sale of certain private placement units consisting of the Company's secured bonds and Common shares.

The significant steps in the implementation of the Plan included:

         (a) the incorporation of two new corporations, the Company and Western Pulp Limited ("WPL");

         (b) the segregation of the principal operating assets of our Predecessor into two separate operating groups: the solid wood assets, which were transferred to the Company, and the pulp assets, which were transferred to WPL; WPL became a wholly owned subsidiary of the Company;

         (c) the unsecured indebtedness of our Predecessor was compromised and converted to approximately 75% of the Common shares of the Company, subject to certain cash elections; in addition, the Predecessor's unsecured creditors were entitled to certain warrants (exercisable for our secured bonds and Common shares);

         (d) the indebtedness held by Doman's senior secured noteholders was refinanced in full through a combination of a distribution of Class A and B warrants to the Predecessor's unsecured creditors and a private placement to certain standby purchasers (the "Standby Purchasers"); for proceeds of US$210 million, the Company issued secured bonds with an aggregate principal face value of US$221 million and approximately 25% of the Company's Common shares to the Standby Purchasers and those unsecured creditors of our Predecessor who exercised the Class A and B warrants; the proceeds of U.S.$210 million were used primarily to repay Doman's senior secured noteholders and to cover our Predecessor's CCAA exit cost, with the remaining amount released to us for working capital purposes;

         (e) the Company entered into a working capital facility providing for revolving advances up to $100 million and reorganized certain intercorporate debt; and

         (f) the Company issued three tranches of non-transferable Class C warrants to purchase up to 10% of the Common shares of the Company on the terms set out in the Plan to existing shareholders of Doman; no other distributions were made, or other compensation paid, to Doman shareholders under the Plan.

On August 3, 2004, our Common shares began trading on the Toronto Stock Exchange under the symbol "WEF".

For further information about the Plan, please see the information circular and proxy statement pertaining to the Plan dated May 7, 2004 and related documents of our Predecessor, which documents are available at <www.sedar.com> under our Company's name.

GENERAL

In addition to discussing and analyzing the financial condition and results of operations, this discussion and analysis compares our results for the period from July 28, 2004 to September 30, 2004 combined with our Predecessor's results from June 30, 2004 to July 27, 2004 (pro forma third quarter) with the three month period ended September 30, 2003 of our Predecessor and our results for the period from July 28, 2004 to September 30, 2004, combined with our Predecessor's results from January 1, 2004 to July 27, 2004 (pro forma nine months). The consolidated interim financial and other information of the Company issued subsequent to the Plan implementation may not be comparable with the consolidated interim financial information and other information issued by the Predecessor prior to the Plan implementation. Accordingly, the discussion and analysis of our financial condition and result of operations compared to our Predecessor should be reviewed with caution.

We have prepared the financial information contained in this discussion and analysis in accordance with Canadian generally accepted accounting principles ("GAAP"). Reference is also made to "EBITDA". "EBITDA" refers to operating earnings (losses) before interest, taxes, amortization and other non-operating income and expenses and in the case of our Predecessor, also before restructuring costs and asset write-downs. We have included information concerning EBITDA because the Company understands that it is used by certain investors as a measure of the Company's performance. EBITDA does not represent cash generated from operations as defined by Canadian GAAP and it is not necessarily indicative of cash available to fund cash needs. "EBIT" refers to operating earnings (losses) before interest, income and capital taxes and other non-operating income and expenses.

CERTAIN STATEMENTS IN THIS DISCUSSION AND ANALYSIS AND OUR CONSOLIDATED INTERIM FINANCIAL STATEMENTS CONSTITUTE FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS, INCLUDING THOSE DESCRIBED UNDER THE "RISKS AND UNCERTAINTIES" SECTION, WHICH MAY CAUSE OUR ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS, TO BE MATERIALLY DIFFERENT FROM FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS.

Unless otherwise noted, the information in this discussion and analysis is as at November 10, 2004. All financial references are in Canadian dollars unless otherwise noted.

OVERVIEW

The Company's business is the harvesting of timber and the manufacturing and sale of lumber and pulp for worldwide markets. Factors that have affected and will continue to affect operating results include the economic health of the US, Japan and Canada, which are the leading markets for the Company's lumber products, and of Asia and Europe, which are the leading markets for the Company's pulp products.

Demand for the Company's lumber products is significantly driven by the level of US housing starts, and indirectly is a function of the health of the US economy and mortgage borrowing rates. The supply of lumber to the US is tied to the levels of lumber industry production, the ability or inability of certain producers to shift production between different lumber markets and, since May 2002, the countervailing and anti-dumping duties imposed by the US upon Canadian producers of softwood lumber exports to the US. The Company, as a result, is unable to maintain significant lumber shipments to the US without incurring significant costs. We also market our lumber products to the Japanese market. As a result, the condition of the Japanese economy has significant impact on the demand for our lumber products.

The pulp industry is highly competitive on a global basis and producers compete primarily on price. Over the long-term, demand for Northern Bleached Softwood Kraft ("NBSK") pulp is a function of economic growth generally, and paper and paperboard demand specifically. The supply of market pulp is a function of both industry production and the level of inventories that exist, and, over short periods of time, NBSK prices are subject to wide fluctuations depending on the balance between demand and supply.

SELECTED FINANCIAL INFORMATION

                                                                PERIOD COMMENCING
                                                                  JULY 28, 2004
                                                                    AND ENDING
(millions of Canadian dollars)                                 SEPTEMBER 30, 2004
                                                              ----------------------
                                                              ----------------------

Sales volumes
     Lumber - millions of board feet                                    135
     Logs - thousands of cubic metres                                   292
     Wood chips - thousands of units                                     65
     Pulp - thousands of ADMT                                            52

Net sales
     -   Lumber                                                        $ 85.5
     -   Logs                                                            31.8
     -   By-products                                                      5.1
                                                              ----------------------
     Solid wood segment                                                $122.4
     Pulp segment                                                        35.8
                                                              ----------------------
     Consolidated                                                      $158.2

Costs and Expenses                                                      140.4
                                                              ----------------------
Operating earnings (loss) before amortization,
 restructuring costs, asset write-downs (EBITDA)                         17.8

Amortization of property, plant and equipment                             5.5

Operating earnings (loss) (EBIT)                                         12.3

Other income and expense
     Interest                                                             8.6
     Exchange gains and (losses) on long-term debt and
     amortization of debt issue costs                                    14.8
     Other income (expense)                                              (0.1)
                                                              ----------------------

Earnings (loss) before income taxes                                     $18.4
Income tax (expense) recovery                                            (4.3)
                                                              ----------------------
Net income (loss)                                                       $14.1
                                                              ======================

Basic earnings (loss) per share                                          $0.55
Diluted earnings (loss) per share                                        $0.55

                                                              ----------------------

Total assets                                                           $731.4
Total long-term debt                                                   $265.4


Notes:
1. The financial information presented has been prepared in accordance with Canadian GAAP, with the exception of references to EBITDA, as discussed under "General" above.
2. Secured debt of US$210.4 million represents the US$210 million proceeds (from the issuance of Secured Bonds with an aggregate principal value of US$221 million) plus accretion of the discount, translated at an exchange rate of 1.2616 at September 30, 2004.

OVERVIEW OF THE PERIOD FROM JULY 28, 2004 TO SEPTEMBER 30, 2004

Sales for the period July 28, 2004 to September 30, 2004 totalled $158.2 million, comprising $122.4 million for the solid wood segment (77.0% of the total) and $35.8 million for the pulp segment (23% of the total). Sales included the four day period at the end of July 2004. Since a significant portion of our lumber and pulp sales occur near the end of a month due to the timing of the shipping of our lumber and pulp overseas by ocean vessels, the sales for the period benefited from this inclusion.

Operations were impacted significantly in the period by the softwood lumber duties, declining pulp and lumber prices and the strengthening of the Canadian dollar versus the US dollar. The Canadian dollar strengthened from US $0.7505 on July 27, 2004 to US $0.7926 at September 30, 2004. The strengthening Canadian dollar impacts us in two ways. Firstly, since most of our products are priced in US dollars, this trend adversely affects the sales and net income for the period. Secondly, however, since our debt is denominated in US dollars, the strengthening Canadian dollar resulted in a non-cash translation gain on the debt of $14.9 million.

Log sales for the period included 116 km(3) of pulp logs sold to Port Alice Specialty Cellulose Inc. ("PASCI") for consumption in the Port Alice pulp mill. This pulp mill was sold by our Predecessor to PASCI on May 11, 2004. Sales of pulp logs to PASCI subsequent to May 11, 2004, all made on a cash-basis by our Predecessor and ourselves, have been recorded as external sales made to a third party. Prior to the pulp mill sale, our Predecessor recorded the log flow as an internal transfer.

Costs and expenses for the period were $140.4 million or 88.7% of sales. The Squamish pulp mill had a 6 day shutdown in the period as a result of an unplanned outage in the bleach plant. The shutdown expense associated with this was approximately $0.8 million representing fixed overhead costs and repair parts.

Over the period, operations generated EBITDA of $17.8 million (11.3% of sales) primarily as a result of the solid wood results as discussed above.

Amortization of property plant and equipment for the period was $5.5 million compared to capital expenditures of $7.2 million. Logging was responsible for $5.4 million of the capital expenditures which were predominately for building logging roads. EBIT for the period was $12.3 million or 7.8% of sales.

Other income and expenses are made up from $8.6 million in interest expense, $14.8 million gain on the translation of the US $ denominated long term debt and other expenses of $0.1 million. The $14.8 million gain on the debt translation is a non-cash gain that affects earnings as the debt is marked to the current exchange rate. The interest expense of $8.6 million was comprised of:

o $7.6 million in interest on the long term debt. The debt is denominated in US dollars at 15% interest rate. The amount of interest each period will fluctuate with changes in the exchange rate;

o        $0.5 million in long term debt fees amortization; and

o        $0.5 million in interest on the line of credit.

Income taxes have been provided for at the estimated tax rate of 35.62%. The foreign currency translation gain on US$ denominated long-term debt has been given capital gains treatment. We have not recognized any benefits from the tax loss carryforwards of a subsidiary at this time. Such potential benefits may be recognized in the future.

As a result of the above factors, net income was $14.1 million and earnings per share was $0.55.

RESULTS OF OPERATIONS - COMPARISONS WITH PRIOR PERIODS

To assist shareholders and other readers understand the Company's business, the following table compares the pro forma results of operations of the Company and its Predecessor for the three and nine month periods ended September 30, 2004 with the results of the Predecessor for the three and nine month periods ended September 30, 2003.

                                                         THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                            SEPTEMBER 30                       SEPTEMBER 30
                                                 -----------------------------------------------------------------------
(millions of Canadian dollars)                          2004             2003              2004             2003
                                                 =======================================================================
                                                     PRO FORMA        PREDECESSOR       PRO FORMA        PREDECESSOR
                                                 ---------------- ------------------ ---------------- ------------------
SALES ($ MILLIONS)
     Lumber                                            $   106.9         $    92.2       $    322.1        $    247.4
     Logs                                                   45.3              22.1            112.8              80.5
     By-products                                             8.0               5.5             19.9              15.9
     Other                                                   0.1               -                0.1               -
                                                 -----------------------------------------------------------------------
           Solid Wood                                      160.3             119.8            454.9             343.8
           Pulp                                             42.2              40.1            137.0             120.5
                                                 -----------------------------------------------------------------------
                TOTAL SALES TO EXTERNAL
                CUSTOMERS                              $   202.5           $ 159.9       $    591.9        $    464.3

SALES VOLUMES
     Lumber  (mmfbm)                                       165               164              511               440
     Logs  (km(3))                                         411               172              960               545
     Pulp - NBSK  (ADMT)                                60,343            64,380          186,093           192,365

PRODUCTION VOLUMES
     Lumber  (mmfbm)                                       191               143              521               450
     Logs  (km(3))                                       1,103               472            3,029             1,907
     Pulp - NBSK  (ADMT)                                57,344            59,462          193,108           190,513

AVERAGE PRICES
     Lumber  (mfbm)                                        648               562              630               562
     Logs  (m(3))                                          110               129              118               148
     Pulp - NBSK  (ADMT)                                   699               623              736               626

EBITDA
     Solid Wood                                        $    34.2         $    (1.8)      $     88.8        $     13.8
     Pulp                                                  (10.3)             (1.0)             2.0             (15.4)
     General Corporate                                      (3.0)             (1.5)            (7.1)             (4.1)
                                                 -----------------------------------------------------------------------
               TOTAL EBITDA                            $    20.9         $    (4.3)      $     83.7        $     (5.7)

AMORTIZATION
     Solid Wood                                        $     8.8         $     7.2       $     32.6        $     26.5
     Pulp                                                    1.1               2.3              6.0               7.3
                                                 -----------------------------------------------------------------------
               TOTAL AMORTIZATION                      $     9.9         $     9.5       $     38.6        $     33.8
                                                 -----------------------------------------------------------------------

WRITE DOWN OF ASSETS AND OPERATING RESTRUCTURING
COSTS                                                        -                (4.9)             -                (6.9)
                                                 -----------------------------------------------------------------------

SEGMENTED OPERATING EARNINGS (LOSS) ($ MILLIONS)
     Solid Wood                                        $    25.4         $   (13.9)      $     56.2        $    (19.6)
     Pulp                                                  (11.4)             (3.3)            (4.0)            (22.7)
                                                 -----------------------------------------------------------------------
               TOTAL                                   $    14.0         $   (17.2)      $     52.2        $    (42.3)


As described above, our interim results of operations are not necessarily indicative of the results that may be expected for the full fiscal period or for any other interim period and any comparisons of financial performance with our Predecessor should be reviewed with caution.

For the third quarter of 2004, our sales increased by 27% to $202.5 million from $159.9 million in the third quarter of 2003. Increases were achieved across all active segments.

Sales for solid wood increased 34% to $160.3 million in the third quarter of 2004 from $119.8 million in the same period of 2003. This increase reflects:

o an upturn in lumber market prices from an average price per mfbm of $562 Cdn in the third quarter of 2003 to $648 Cdn for the same period in 2004. As most of our lumber sales are quoted in US dollars, the Canadian lumber prices were adversely affected by the foreign exchange rate which went from 1.3489 at September 30, 2003 to 1.2616 at September 30, 2004. Lumber sales volumes were relatively stable at 165 million FBM compared to 164 million FBM for the third quarter 2003.

o Log sales for the third quarter of 2004 of $45 million were more than double than for the same period of 2003. Although average log prices decreased by $19 per cubic meter from the third quarter of 2003, sales volume increased by 240%. The lower price is due to the increase in sales of pulp logs to PASCI in the period.

o Log Sales to PASCI occurred from May 18, 2004 through September 30, 2004. From May 18 to September 30, we and our Predecessor sold
         299 km(3) of logs at an average price of $54 per m(3). For the third quarter 2004, we and our Predecessor sold 164 km(3) of logs at $54 per m(3). In prior years, our Predecessor would have transferred these pulp logs internally and would not have recorded them as an external sale.

These factors caused solid wood operating earnings to increase by $39.3 million from the third quarter of 2003 to the third quarter of 2004. The increase in sales due to PASCI are unlikely to continue as PASCI has, on or about October 22, 2004, shut down the pulp mill and laid off its workers. It subsequently filed a Notice of Intention to file a proposal under the Bankruptcy and Insolvency Act (Canada).

Overall sales for the pulp segment increased to $42.2 million in the third quarter of 2004 from $40.1 million in the same period of 2003. Sales for kraft pulp increased as a result of $77 Cdn increase in kraft prices which offset a lower volume. Pulp operating loss was $11.4 million for the third quarter of 2004 compared to a loss of $3.3 million in the third quarter for 2003. The loss increased because the pulp mill took a maintenance shutdown in the third quarter in 2004 whereas in 2003, the maintenance shutdown occurred in the second quarter. The maintenance shutdown cost $10.2 million. This is in addition to the $0.8 million in unscheduled shutdown costs which was incurred in September.

The increase in our sales of 27% was met with an increase in cost of goods sold of nearly 11%, from $164.2 million in the third quarter of 2003 to $181.6 million in the third quarter of 2004. Overall EBITDA increased by $24.1 million from ($4.3) million in the third quarter of 2003 to $20.9 million in the same period of 2004. The primary factor for this increase was a $36 million increase in EBITDA for the solid wood segment, due to increased lumber prices and increased log sale volumes.

US SOFTWOOD LUMBER DUTIES

On March 22, 2002 and further adjusted on April 25, 2002, the US Department of Commerce ("USDOC") issued its final determination in the countervailing and antidumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79% to be posted by cash deposits from the effective date of the Final Order (May 22, 2002 as discussed below). The USDOC's final determination in the antidumping investigation resulted in company specific duty rates ranging from 2.18% to 12.44% on the six companies investigated and an "all other rate" of 8.43% for all other companies, including the Company. On May 16, 2002, the US International Trade Commission ("USITC") published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the US industry. As a result, effective from the Final Order date of May 22, 2002, cash deposits are required for shipments at the rates determined by the USDOC. All prior bonds or cash deposits posted prior to May 22, 2002 were refunded. The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the US cannot be determined at this time and will depend on the outcome of the various challenges and appeals of the final determinations to any reviewing courts, North American Free Trade Agreement ("NAFTA") or World Trade Organization ("WTO") panels or on a negotiated settlement. Furthermore, notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and antidumping duties will not be determined until each annual administrative review process is complete. NAFTA has ruled that the United States has not proven that Canadian lumber shipments threaten material injury and therefore the United States should remove the duties. The United States indicated its intention to launch an extraordinary appeal of the NAFTA ruling.

B.C. FOREST REVITALIZATION PLAN

In March 2003, the Government of B.C. ("Crown") as part of the Forestry Revitalization Plan ("FR Plan"), took back 20% of public land harvesting rights from all tenure holders who had combined holdings of more than 200,000 m(3). The FR Plan states that approximately half of this volume will be distributed to open opportunities for woodlots, community forests and First Nations and the other half will be available for public auction made available through B.C. Timber Sales. The take-back volume totalled 685,216 m(3) from tenures managed by us.

Although the legal take-back occurred at the end of March 2003, the volume was loaned back to licence holders to allow negotiations as to which replaceable tenures the volume would come from. The first phase of negotiation, which began in November, 2003 has recently concluded and an agreement has been reached between us and the Crown. This agreement will form the basis for Ministerial Orders that we expect to receive at the end of the year that will formally take the volume from specific tenures and reduce our annual allowable cuts. These Orders may include a schedule that delays the take-back for some portions of the First Nations, woodlots and community forests volume but will specify all the volume allocated for public auction to be taken January 1, 2005. We put considerable effort into directing as much of the take-back volume to tenures not associated with forestry dependent communities.

The next series of the negotiations are on-going and will finalize the areas within certain tenures that will be used to provide the take-back volume, the compensation payable to us for the return of the take-back volume, and related costs associated with improvement, infrastructure and planning associated with the take-back areas. Two funds totalling $275 million have been budgeted by the Crown - $200 million to compensate British Columbia forest companies for harvesting rights and $75 million to mitigate impacts on their displaced contractors as well as company and contractor employees.

The effect of the FR Plan on our financial position and results of operations cannot be determined at this time. We will record the effects of the FR Plan at the time the amounts to be recorded are estimable.

SUMMARY OF FINANCIAL POSITION

(millions of dollars)                                                             AS AT
                                                                       ---------------------------
                                                                       September          July 28,
                                                                       30, 2004             2004
                                                                       ---------          --------

       Cash                                                             $  11.4           $   16.6
       Accounts receivable                                                 93.8               78.3
       Inventories                                                        189.5              188.1
       Prepaid expenses                                                     7.5                7.8
                                                                        -------           --------
           Current Assets                                                 302.2              290.8

       Investments                                                          6.6                6.6
       Property, plant and equipment                                      421.1              419.4
       Other assets                                                         1.5                1.2

                                                                        -------           --------
           Total Assets                                                 $ 731.4           $  718.0
                                                                        =======           ========

       Bank indebtedness                                                $  53.9           $   49.7
       Accounts payable and accrued liabilities                            96.9               91.4

                                                                        -------           --------
           Current Liabilities                                            150.8              141.1

       Long-term debt                                                     265.4              279.8
       Other liabilities                                                   46.0               41.9
       Shareholders' Equity                                               269.2              255.2

                                                                        -------           --------
           Total Liabilities and Shareholders' Equity                   $ 731.4           $  718.0
                                                                        =======           ========

       Cash generated from (used in):
           Working capital generated from operations                    $   9.0
           Increase in non-cash working capital                           (11.3)
                                                                        -------
                Funds used in operating activities                         (2.3)
           Financing activities(1)                                          4.2
           Investing activities                                            (7.2)
                                                                        -------
       Increase (decrease) in net cash(1)                               $  (5.2)
                                                                        =======


Note:

1. Net cash represents cash less bank indebtedness. Bank indebtedness has been reclassified from financing activities, as disclosed in the consolidated financial statements, to net cash.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity are cash on hand, the unused portion of our credit facility, cash flow generated from operations and working capital.

Our cash balance at September 30, 2004 was $11.4 million. In addition, $43.0 million was available under our revolving credit facility.

We generated $9.0 million from operations for the two month period, before changes in non-cash working capital. Non-cash working capital increased by $11.3 million over the period causing operations to use $2.3 million in cash for the period.

The long term debt consists of secured debt denominated in US dollars. It declined from $279.8 million at July 28, 2004 to $265.4 million at September 30, 2004 as a result of the strengthening Canadian dollar.

Investing activities for the quarter used $7.2 million compared to $2.0 million in the third quarter 2003. The main use of cash was logging road construction of $3.3 million. We currently plan a further $8.5 million in capital projects and road construction for the fourth quarter. Overall, we do not expect significant changes to the capital requirements of the business. The goal is to reduce the long term debt, so any capital requirements will need to meet specified financial targets and be funded by cash flow from operations.

SUMMARY OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations at September 30, 2004 and our payments due for each of the next five years commencing December 31, 2004 and thereafter:




                                                      4Q
Millions of Dollars                     Total        2004       2005    2006       2007       2008      2009   Thereafter
                                        -----        ----       ----    ----       ----       ----      ----   ----------

Long-term debt(1)                      $ 278.8          -          -       -          -          -   $ 278.8         -
Operating leases                           9.2        1.1        3.2     2.4        1.5        0.8       0.2         -
Reforestation liability                   10.3        1.2        5.6     1.5        1.2        0.2       0.1       0.5
-----------------------------------------------------------------------------------------------------------------------
Total contractual obligations          $ 298.3      $ 2.3      $ 8.8   $ 3.9      $ 2.7      $ 1.0   $ 279.1      $0.5
=======================================================================================================================


Note:

1. The amount shown for long-term debt represents the US$221 million Secured Bonds translated at the September 30, 2004 exchange rate of 1.2616. This amount is different to the Balance Sheet figure of $265.4 million due to the original issue discount of US$11 million which is being amortized over the 5 year term of the Secured Bonds.

FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET ARRANGEMENTS AND RELATED PARTY TRANSACTIONS

We do not have any financial instruments not recognized in the financial statements. Recognized financial instruments, consisting primarily of debt instruments, are discussed elsewhere in this discussion and analysis. We did not use any derivative financial instruments.

We do not have any off-balance sheet arrangements or related party transactions.

CRITICAL ACCOUNTING ESTIMATES

RECOVERABILITY OF PROPERTY, PLANT AND EQUIPMENT AND OTHER LONG-TERM ASSETS

We assess the recoverability of our property, plant and equipment and other long-term assets by projecting the future cash flows to be generated by our manufacturing plants. These projections require estimates to be made regarding future commodity prices, foreign currency exchange rates, sales volumes, production volumes, operating costs and renewal of licenses and permits. There is a high degree of uncertainty in estimating future cash flows, primarily as a result of the uncertainty regarding future prices for commodities, foreign exchange rates and operating costs. The application of different assumptions for commodity prices, foreign exchange rates and operating costs could result in a conclusion that we would not recover the carrying amount of our property, plant and equipment and other long-lived assets, which could result in a material charge to earnings.

REFORESTATION LIABILITIES

We accrue our reforestation liabilities based on estimates of future costs at the time the timber is harvested. The estimate of future reforestation costs is based on a detailed analysis for all areas that have been logged and includes estimates for the extent of planting seedlings versus natural regeneration, the cost of planting including the cost of seedlings, the extent and cost of site preparation, brushing, weeding, thinning and replanting and the cost of conducting surveys. Our registered professional foresters conduct the analysis that is used to estimate these costs. However, these costs are difficult to estimate and can be affected by weather patterns, forest fires and wildlife issues that could impact the actual future costs incurred and result in material adjustments.

VALUATION OF INVENTORY

We value our inventories at the lower of cost and net realizable value. We estimate net realizable value by reviewing current market prices for the specific inventory based on recent sales prices and current sales orders. If the net realizable value is less than the cost amount, we will record a write-down. The determination of net realizable value at a point in time is generally both objective and verifiable. However, changes in commodity prices can occur suddenly which could result in a material write-down in inventories in future periods.

SOFTWOOD LUMBER DUTIES

Softwood lumber duties represent contingent liabilities that require a cash deposit to be paid to US customs in order to ship softwood lumber products into the US. We have expensed softwood lumber duties based on the deposit amounts paid to US customs. The actual amount of the duties for softwood lumber products shipped will depend on the outcome of various challenges and appeals made to NAFTA panels, WTO panels and reviewing courts or on a negotiated settlement. In addition, the actual duty amounts will likely be based on rates established by an administrative review process completed by the USDOC. Any difference between the deposit rate paid either by us or our Predecessor and the rate established on administrative review will be refunded to or paid by us, plus interest. The actual amount paid in the future for softwood lumber duties on shipments made in current periods could be materially different than the amounts paid and expensed.

VALUATION OF ACCOUNTS RECEIVABLE

We record an allowance for doubtful collection of accounts receivable based on our best estimate of any potential uncollectable amounts. The best estimate considers past experience with our customer base and review of current economic conditions and specific customer issues. We have significant exposure to individual customers. However, all of our sales are either made on a cash basis, without credit terms, or are insured or backed by letters of credit with the Export Development Corporation or a private United States credit insurance company. Although we and our Predecessor have not had significant bad debt expenses in prior periods, deteriorating economic conditions could result in financial difficulties in our customer base that could lead to bad debts. In addition, although our sales are not concentrated in any particular customer, accounts receivable balances with particular customers can be material at any given time.

PENSION AND OTHER POST RETIREMENT BENEFITS

We have defined benefit pension plans and post-retirement medical and health benefit plans for our officers and employees. We retain independent actuarial consultants to perform actuarial valuations of plan obligations and asset values, and advise on the amounts to be recorded in the financial statements. Actuarial valuations include certain assumptions that directly affect the fair value of the assets and obligations and expenses recorded in the financial statements. These assumptions include the discount rate used to determine the net present value of obligations, the return on plan assets used to estimate the increase in the plan assets available to fund obligations and the increase in future compensation amounts and medical and health care costs used to estimate obligations. Actual experience can vary materially from the estimates and impact the cost of our pension and post retirement medical and health plans and future cash flow requirements.

ENVIRONMENT

We disclose environmental obligations when known and accrue the cost associated with the obligations when they are known and the costs can be reasonably estimated. We own a number of manufacturing sites that have been in existence for a significant period of time and as a result may have unknown environmental obligations. However, until the sites are decommissioned and the property, plant and equipment are removed a detailed environmental review can not be completed. Until these reviews are done, a reasonable cost estimate of the obligations, if any, cannot be completed.

CHANGES IN ACCOUNTING POLICIES

Our accounting policy for logging road capitalization expenses the cost of spur roads in the period the expense is incurred. For intermediate and mainline roads, our practice is to capitalize the road cost and amortize it over the estimated timber volume that the road services. This policy reflects industry practice and is effective from July 28, 2004. Our Predecessor's past practice was to capitalize all roads and amortize them over the estimated timber volume. The new policy will reduce the amount of road spending that is capitalized. The overall impact on expenses should not be significant as it will transfer the amortization expense to an operations expense.

As of July 28, 2004, our accounting policy is to value inventory at the lower of cost and net realizable value as follows:

o for lumber, we compare the average cost of the inventory to the estimated net realizable value for each species of lumber, hemlock, fir and cedar, separately;

o for logs, we compare the average cost of the inventory to the estimated net realizable value for saw logs and pulp logs, separately; and

o for NBSK pulp, we compare the average cost of the inventory to the estimated net realizable value for total pulp inventory.

We believe that this policy results in a conservative valuation of inventory in that unrealized losses on lower value lumber and pulp log inventory are recognized immediately on production whereas the unrealized profits in higher value lumber and log inventories are recognized when realized on sale.

The practice of our Predecessor was to compare the average cost of inventory to the net realizable value for lumber, logs and NBSK pulp on a total basis for each.

RISKS AND UNCERTAINTIES

The following risks and uncertainties may have a material adverse effect on our operations.

FOREST RESOURCE RISK AND NATURAL CATASTROPHES

Our timber tenures are subject to the risks associated with standing forests, in particular, forest fires. Procedures and controls are in place to manage such risk through prevention and early detection. Most of the timber we harvest comes from Crown tenures and insurance coverage is maintained only for loss of logs due to fire and other occurrences following harvesting. Utilizing the services of an insurance consultant, we believe we have adequate insurance coverage to protect our assets from undue risk and that this coverage is in line with that of other large forest product companies operating in British Columbia. However, there is no assurance that this coverage would be adequate to provide protection against all eventualities, including natural catastrophes.

SUBSTANTIAL LEVERAGE AND ABILITY TO SERVICE INDEBTEDNESS

The level of debt that we have and the limitations imposed on us by our secured bond trust indenture, working capital facility and other debt agreements that we have entered into may have important consequences for our business, including the following:

o a significant portion of our cash flow from operations is used for servicing debt, rather than operations;

o we may not be able to obtain additional debt or equity financing for future working capital, capital expenditures or other corporate purposes;

o we may remain vulnerable to economic downturns and be less able to take advantage of significant business opportunities and react to changes in market or industry conditions; and

o        our less leveraged competitors may have a competitive advantage.

Our ability to pay our debt obligations will depend on our future performance. To a significant extent, our performance will be subject to general economic, financial, competitive, legislative, regulatory and other factors, including lumber and pulp prices, all of which are beyond our control. No assurance can be given that our business will generate sufficient cash flow from operations to pay our debt or fund our other liquidity needs. We cannot provide any assurance that we can secure any further credit facilities or that the terms of any such credit facilities will be favourable.

VARIABLE OPERATING RESULTS AND PRODUCT PRICING

Our financial performance is principally dependent on the prices we receive for our products. Prices for our products are highly cyclical and have fluctuated significantly in the past and may fluctuate significantly in the future. We cannot provide any assurance as to the timing and extent of any price improvements. On an annualized basis (i) a change of $50 per thousand board feet of lumber would impact EBITDA, net earnings and per share earnings by approximately $34 million, $12 million and $0.85 per share respectively, and
(ii) a change of $50 per ADMT of pulp would impact EBITDA, net earnings and per share earnings by approximately $14 million, $9 million and $0.35 per share respectively.

Our financial performance is also dependent on the rate at which we utilize our production capacity. When capacity utilization is reduced in response to weak demand for products, the cost per unit of production will increase, and profitability decrease.

The markets for our products are highly cyclical and are characterized by periods of excess product supply due to many factors, including:

o        additions to industry capacity;

o        increased industry production;

o periods of insufficient demand due to weak general economic activity or other causes; and

o        inventory destocking by customers.

Demand for our products is influenced to a significant degree by the global level of economic activity. Additionally, even though costs may increase, our customers may not accept price increases for the products. We are not able to predict with certainty market conditions and prices for our products. Our future financial condition and results of operations will depend primarily upon the prices we receive for lumber and pulp, and a deterioration in prices of or demand for our products could have a material adverse effect on our financial condition, results of operations and ability to satisfy our debt obligations.

RISKS OF EXCHANGE RATE FLUCTUATIONS

Approximately 70% of our sales are made in US dollars, while most of our operating costs and expenses are incurred in Canadian dollars. Our results of operations are reported in Canadian dollars. Significant variations in relative currency values, particularly a significant increase in the value of the Canadian dollar relative to the US dollar, could have a material adverse effect on our business, financial condition, results of operations and cash flows. On an annualized basis, a change of 1% in the value of the Canadian dollar per US$1.00 would impact EBITDA, net earnings and per share earnings by approximately $4 million, $2.5 million and $0.10 per share respectively.

All of our long term debt of US$210.4 million at September 30, 2004, is denominated in $US. The exchange rate at September 30, 2004, was 1.2616. A 1% change in the US dollar has an effect of $2.7 million on our debt when translated into Canadian dollars.

DEPENDENCY ON FIBRE OBTAINED FROM GOVERNMENT TIMBER TENURES

Over 90% of the timberlands in which we operate in British Columbia are owned by the Province of British Columbia and administered by the Ministry of Forests. The Forest Act (British Columbia) empowers the Ministry of Forests to grant timber tenures, including tree farm licenses ("TFLs"), forest licenses ("FLs") and timber sales licences to producers. The provincial Chief Forester periodically conducts or requires a licensee to conduct a timber supply analysis upon which various licence AACs are based. Such assessments have in the past resulted and may in the future result in reductions of the AACs attributable to licences held by British Columbia forest companies, including the licences that we own. There can be no assurance that the amounts of such future reductions, if any, will not be material or the amounts of compensation, if any, for such reductions will be fair and adequate.

FOREST POLICY CHANGES IN BRITISH COLUMBIA

In March 2003, the Provincial Government adopted legislation which implements the most significant reforms in the Province's forest industry in over 40 years. The reforms, which apply to forest companies that have operations in British Columbia, address the following areas, among others (1) market pricing - for stumpage purposes, (2) appurtenancy - the removal of the requirement to link fibre supply under harvesting licenses to specified conversion facilities, (3) cut control - introduction of new cut control provisions and elimination of minimum harvesting requirements, (4) industry rationalization - through transfers, mergers or division of forest tenures and changes of control of licencees.

The most controversial aspect of the new legislation involves the Provincial Government taking back 20% of the AAC contributed by public lands from all licensees having Crown cutting rights in excess of 200,000 m(3) per year. The Forestry Revitalization Act (British Columbia) requires that we surrender 685,216 m(3) of our AAC derived from our TFLs (including timber licenses contained within TFLs) and FLs by March 31, 2006 as well as 20% of the unreverted area of timber licenses outside of TFLs. We will be compensated for the take back according to criteria to be prescribed by the Provincial Government. Disputes regarding the amount of compensation will be resolved by arbitration. The legislation provides for a period of up to three years for the tenure reductions to be negotiated. As of the date hereof, harvesting in these areas has continued as normal in most areas. The Provincial Government indicated that continued rights to harvesting these areas until compensation has been determined will be set out in a Ministerial Order which we expect to be issued by December 31, 2004. Until then, there may be some disruption to our continued harvesting of these areas. Considerable uncertainty and concern exists as to the amount of compensation payable for the tenure take-back, the operational logistics associated with it and the long-term impact on stumpage fees of the new auction based stumpage system.

It is therefore not yet possible to gauge the overall impacts of the new legislation on our operations as many have just been instituted.

STUMPAGE FEES

Stumpage is the fee that the Provincial Government charges forest companies to harvest timber from Crown land in British Columbia. Prior to February 29, 2004, the amount of stumpage paid for each cubic metre of wood harvested was based on a target rate set by government. Stumpage payments for a harvesting area took into consideration specific operating conditions, timber quality and administrative procedures.

Amending the stumpage system is complex and is the subject of discussion involving, among other things, lumber trade issues between Canada and the US. The Provincial Government announced on January 16, 2004 the move to a more open and competitive market pricing system for timber and logs for the coastal forest sector. Periodic changes in the Provincial Government's administrative policy can affect stumpage and the viability of individual logging operations. There can be no assurance that current changes or future changes will not have a material impact on stumpage fees.

SOFTWOOD LUMBER DISPUTE

The USITC determined that the softwood lumber industry in the United States was threatened with material injury by reason of the imports of softwood lumber from Canada. As a result of this determination, the USDOC issued countervailing and anti-dumping orders, which took effect on May 22, 2002. These duties have had a material adverse impact on operations of our Predecessor including reduced profit margins. Cumulative duties, including those of our Predecessor, from May 22, 2002, when cash deposits were made necessary for shipments of Canadian lumber into the US, until September 30, 2004, total approximately US$65.8 million. Pursuant to the Plan, we have the right to any refunds of duties, and the obligation to pay further duties, of our Predecessor. Although the Canadian government and Canadian lumber companies affected by such duties have initiated challenges under NAFTA and before the WTO, it is not possible to predict the ultimate results of such challenges. The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the US cannot be determined at this time and will depend on the outcome of the challenges and appeals of the final determinations to any reviewing courts, NAFTA or WTO panels or on a negotiated settlement. Unless the challenges are resolved in favour of Canadian lumber companies, the softwood lumber dispute will continue to adversely impact on our future operations.

COMPETITION

The markets for our products are highly competitive on a domestic and international level, with a large number of major companies competing in each market. Many of our future competitors have substantially greater financial resources and less debt than we do. Some of our competitors may have the advantage of not being affected by fluctuations in the value of the Canadian dollar. We also compete indirectly with firms that manufacture substitutes for solid wood products, including non-wood and engineered wood products. While the principal basis for competition is price, we also compete to a lesser extent on the basis of quality and customer service. Changes in the level of competition, industry capacity and the global economy will have a significant impact on our selling prices and our overall profitability. Our competitive position will be influenced by factors including the availability, quality and cost of fibre, energy and labour, and plant efficiencies and productivity in relation to our competitors.

INTERNATIONAL BUSINESS

In general, our sales will be subject to the risks of international business, including:

o        fluctuations in foreign currencies;

o changes in the economic strength of the countries in which we conduct business;

o        trade disputes;

o        changes in regulatory requirements;

o        tariffs and other barriers; and

o quotas, duties, taxes and other charges or restrictions upon exportation.

Our principal products are sold in international markets. As a result, economic conditions in the US, Japan and Europe, the strength of the housing markets in the US and Japan, international sensitivity to interest rates, and the strength of world markets for NBSK pulp can all have a significant effect on our operations and results.

ENVIRONMENTAL REGULATION

We are subject to extensive environmental laws and regulations. These laws and regulations impose stringent standards on our operations and impose liability to remedy problems for which we are legally responsible regarding, among other things:

o        air emissions;

o        water discharges;

o operations or activities affecting watercourses or the natural environment;

o        operations or activities affecting species at risk;

o        use and handling of hazardous materials;

o        use, handling and disposal of waste; and

o        remediation of environmental contamination.

We may incur substantial costs to comply with current requirements, to respond to orders or directions made, to remedy problems for which we are legally responsible or to comply with new environmental laws that may be adopted from time to time. In addition, we may discover currently unknown environmental problems or conditions affecting our operations or activities or for which we are otherwise legally responsible. Any such event could have a material adverse effect on our business, financial condition, results of operations and cash flows.

With respect to the pulp and paper industry, both the Federal Government and Provincial Government generally agree that effluent discharge limits are acceptable. However the governments are now focussing their attention on air issues. For example, the Federal Government is identifying "criteria air contaminants" for which new lower emission limits have been established. Included in the criteria air contaminants are sulphur dioxide and particulate matter. Implementation and enforcement of the standard by government agencies is unclear at this time, therefore it is not known what the impact will be on our operations. In addition, the Federal Government's primary initiative with respect to air quality improvement is the reduction of greenhouse gas emissions (mandated by the Kyoto Protocol). Negotiations are in progress to determine the forest industry allocation with respect to greenhouse gas reduction requirements. Once this has been determined, reduction requirements for individual operations can be assessed. Therefore the costs of complying with these new requirements cannot be assessed at this time.

FIRST NATIONS LAND CLAIMS

First Nations groups in British Columbia have made claims of ownership or interests in substantial portions of land in the Province of British Columbia including areas where our timber tenures and operations are situated, creating uncertainty as to the status of competing property rights. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors; however, such rights or title are not absolute and may be infringed upon by government in furtherance of a legislative objective, including forestry, subject to meeting a justification test and being consistent with the honour of the Crown. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been clarified.

First Nations groups are seeking compensation from governments with respect to these claims, and the effect of these claims on timber tenure rights, including our timber tenures, cannot be estimated at this time. The Federal Government and Provincial Government have been seeking to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these claims. Any settlements that may result from this treaty process may involve a combination of cash, resources, grants of conditional rights to gather food on public lands, and some rights of self-government. The effect of such a settlement on our timber tenures or the amounts of compensation that we would receive for any taking, if any, cannot be estimated at this time.

To resolve outstanding claims, the Federal Government and Provincial Government in 1992 instituted a tripartite treaty negotiation process with the First Nations Summit, representing the majority of the First Nations in British Columbia. As at September 30, 2004, 55 British Columbia First Nations were involved in the treaty process. Approximately 23 of the 36 First Nations with traditional territories covering our timber tenures were engaged in this treaty process.

Current Provincial Government policy requires that forest management and operating plans take into account and not infringe upon aboriginal rights and provide for consultation with First Nations groups. This policy is reflected in the terms of our timber tenures, which provide that the Ministry of Forests may refuse to issue cutting permits in respect of a timber tenure if it is determined that the forestry operation would interfere with aboriginal rights. First Nations have, at times, sought to restrict the Provincial Government from granting or renewing forest tenures and other operating authorizations without their consent if the tenures affect lands claimed by them. In 2003, the Provincial Government updated its policy on aboriginal rights and title with respect to consultation and accommodation responsibilities. We believe that the fostering of mutually beneficial business relationships with First Nations will facilitate these consultations and accommodation processes. Our Predecessor developed and we continue to develop working relationships with many First Nations. We have timber harvesting, silviculture, planning and other capacity building arrangements with First Nation groups.

The issues surrounding aboriginal title and rights are not likely to be resolved by the Federal Government or the Provincial Government in the near future.

REGULATORY RISKS

Forestry and pulp operations are subject to extensive federal, provincial, state, municipal and other local laws and regulations, including those governing forestry (see above), exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation (see above), protection of endangered and protected species and land use and expropriation. Under certain laws and regulations, we are also required to obtain permits, licenses and other authorizations to conduct our operations, which permits, licenses and authorizations may impose additional conditions that we must comply with. Although we budget for expenditures to maintain compliance with such laws and permits, there can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on our financial condition, liquidity or results of operations or on the manner that we conduct our operations.



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

RELIANCE ON DIRECTORS, MANAGEMENT AND OTHER KEY PERSONNEL

We rely upon the experience and expertise of our personnel. The competition for qualified personnel in the forest products industry is intense. No assurance can be given that we will be able to retain our current personnel and attract additional personnel as necessary for the development and operation of our business. Loss of, or failure to attract and retain key personnel could have a material adverse effect on us.

EMPLOYEES AND LABOUR RELATIONS

The majority of the hourly paid employees at our manufacturing facilities are unionized. Our inability to negotiate an acceptable contract with any of the unions could result in a strike or work stoppage by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers engage in a strike or other work stoppage, we could experience a significant disruption of our operations or higher ongoing labour costs, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The majority of our hourly paid workers in the solid wood segment are represented by the Industrial, Wood & Allied Workers of Canada (the "IWA"). We are a member of Forest Industrial Relations Limited, which represents forestry companies in the coastal region of the Province of British Columbia in their negotiations with the IWA. In May, 2004 a new four year collective agreement was implemented.

The majority of the our hourly workers in the pulp segment are represented by the Pulp, Paper and Woodworkers Union of Canada ("PPWC"). In April, 2003 a five year collective agreement with the PPWC was implemented.

In addition, we rely on certain third parties whose workforces are unionized to provide us with services needed to operate our business. If their workers engage in strike or other work stoppages, we could experience disruption of our operations.

OUTSTANDING SHARE DATA

As of November 10, 2004, 25,635,424 of our Common Shares are issued and outstanding. In addition, we have issued 569,373 Tranche 1 Class C Warrants, 854,146 Tranche 2 Class C Warrants, and 1,423,743 Tranche 3 Class C Warrants (collectively, the "Class C Warrants"). We have reserved up to 2,847,262 Common shares for issuance upon the exercise of the Class C Warrants. We have also reserved 2,500,000 Common shares for issuance upon the exercise of options granted under our incentive stock option plan. As of November 10, 2004 we have granted 299,590 options under our incentive stock option plan.

To the knowledge of the directors and senior officers of the Company as of the date hereof, the following parties beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of our issued and outstanding Common Shares.

                                                                                              PERCENTAGE OF ISSUED
NAME AND MUNICIPALITY OF RESIDENCE OF SHAREHOLDER                NO. OF COMMON SHARES             COMMON SHARES
-------------------------------------------------                --------------------         --------------------
Harbert Distressed Investment Master Fund, Ltd.
("Master Fund"), HMC Distressed Investment Offshore
Manager, L.L.C. and HMC Investors L.L.C.
(collectively, "Harbert") (1)                                          8,065,939                      31.5%
Dublin, Ireland, in the case of the Master Fund and New
York, NY, in the case of the others

Tricap Management Limited ("Tricap") (2)                               4,563,228                      17.8%
Toronto, Ontario

Merrill Lynch Investment Managers, L.P. ("MLIM") (3)                   3,255,162                      12.7%
Plainsboro, New Jersey

(1) Based on "Report Filed by Eligible Institutional Investor Under Part 4" of National Instrument 62-103 ("NI 62-103") which was filed on SEDAR by Harbert (on its behalf and other entities managed and controlled by Harbert) on August 6, 2004.

(2) Based on an Early Warning Report dated July 29, 2004 filed on SEDAR by Tricap (as manager for and on behalf of Tricap Restructuring Fund).

(3) Based on a "Report Filed by Eligible Institutional Investor Under Part 4" of NI 62-103 which was filed on SEDAR by MLIM (as manager, together with its affiliates for and on behalf of certain investment funds) on August 10, 2004.

ADDITIONAL INFORMATION

Additional information about the Company and information about the operation of our business by our Predecessor prior to the implementation of the Plan, including our Predecessor's latest Form 20-F, is available at <www.sedar.com> under the Company name, Western Forest Products Inc.

FORWARD LOOKING STATEMENTS

THE FOREGOING CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THOSE STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS DOCUMENT AND INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF THE COMPANY, ITS DIRECTORS OR ITS OFFICERS PRIMARILY WITH RESPECT TO MARKET AND GENERAL ECONOMIC CONDITIONS, FUTURE COSTS, EXPENDITURES, AVAILABLE HARVEST LEVELS AND FUTURE OPERATING PERFORMANCE OF THE COMPANY. SUCH STATEMENTS MAY BE INDICATED BY WORDS SUCH AS "ESTIMATE", "EXPECT", "INTEND", "THE COMPANY BELIEVES" AND SIMILAR WORDS AND PHRASES. READERS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES AND MAY INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING GENERAL ECONOMIC AND BUSINESS CONDITIONS, CHANGES IN GOVERNMENT REGULATION, FLUCTUATIONS IN DEMAND AND SUPPLY FOR THE COMPANY'S PRODUCTS, INDUSTRY PRODUCTION LEVELS, THE ABILITY OF THE COMPANY TO EXECUTE ITS BUSINESS PLAN AND MISJUDGMENTS IN THE COURSE OF PREPARING FORWARD-LOOKING STATEMENTS. THE INFORMATION CONTAINED UNDER "RISKS AND UNCERTAINTIES" HEREIN IDENTIFIES IMPORTANT FACTORS THAT COULD CAUSE SUCH DIFFERENCES. ALL WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON BEHALF OF THE COMPANY ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE FOREGOING CAUTIONARY STATEMENTS.


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